Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports 2013 First Quarter Results

Tel Aviv, Israel, June 7, 2013 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the first quarter ended March 31, 2013.

Net gain for the first quarter was $469,000, or $0.05 per diluted share. Results for the first quarter included financial income of approximately $599,000 that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Excluding this non-cash financial expense, net loss for the first quarter was $130,000 or $0.01 per diluted share.

Tikcro supports early stage development in growth areas, with a focus on biotechnology, having projects in several fields originated by researchers from Israeli universities.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities.

For more information, visit the Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	March 31, 2013 Unaudited	December 31, 2012 Audited
Assets
Current assets
Cash and short-term marketable securities	$9,533	$9,234
Other receivables	18	31
Investment in BioCancell	465	243
Total current assets	10,016	9,508

Total assets	$10,016	$9,508

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$195	$171

Shareholders' equity	9,821	9,337

Total liabilities and shareholders' equity	$10,016	$9,508

Tikcro Technologies Ltd. Condensed Statement of Operations (US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2013	2012
	Unaudited
Research and development expenses	$18	$7

General and administrative expenses, net	$119	$98

Total operating expenses	137	105

Operating loss	(137)	(105)

Financial Income, net	606	132

Gain before taxes	469	27
Tax expenses	-	(10)

Net Gain	$469	$17

Basic and Diluted net gain per share	$0.05	$0.00

Weighted average number of shares used in computing basic and diluted gain per share	8,720	8,600